JADE ENTERTAINMENT GROUP, INC.

                      200 Broadhollow Road Suite 207
                         Melville, New York 11747

                              March, 5 2003

              United States Securities and Exchange Commission
                          450 Fifth Street, N.W.
                          Washington, D.C. 20549

Re: Jade Entertainment Group, Inc.
Post-Effective Amendment No. 3 and 4 to Registration Statement on
Form SB-1, File No. 333-75028

Ladies And Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Jade Entertainment Group, Inc. (the "Company") hereby requests that its Post-Effective Amendments No. 3, dated November 13, 2002 and Post-Effective Amendment No. 4, dated November 20, 2002, to the Registration
Statement on Form SB-1 (File no. 333-75028), filed on December 13, 2001(the "Registration Statement"), be withdrawn, with such application to be approved effective as of the date hereof or at the earliest practicable date thereafter.

Given our discussions with the Securities and Exchange Commission, the Company is withdrawing the above-referenced Post-Effective Amendments
No. 3 and No. 4 to the Registration Statement. The Company confirms that no securities have been issued or sold pursuant to the Post-Effective Amendments No. 3 or No. 4 to the Registration Statement.



Very truly yours,


Jade Entertainment Group, Inc.


By:/s/ Timothy Schmidt
------------------------------
Name: Timothy Schmidt
Title: President